Exhibit 99.1

SHARE SUBSCRIPTION AGREEMENT

This Share Subscription Agreement (this “Agreement”) is made as of November 30, 2022 by and between Fangdd Network Group Ltd., an exempted company incorporated in the Cayman Islands (the “Company”) and Zx International Ltd (the “Subscriber”), a company incorporated in British Virgin Islands and controlled by Mr. Xi Zeng, the chairman of the board of directors and chief executive officer of the Company.

The Subscriber and the Company are each referred to herein as a “Party,” and collectively as the “Parties.”

W I T N E S S E T H:

Whereas, upon the terms and conditions of this Agreement, the Company desires to issue to the Subscriber, and the Subscriber wishes to subscribe for, class C ordinary shares, $0.0000001 par value per share (the “Class C Ordinary Shares”), in the capital of the Company which have the special rights, restrictions, preferences and privileges set forth in Exhibit A hereto, in reliance on an exemption from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”);

Now, Therefore, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the Parties hereto agree as follows:

Article 1

SUBSCRIPTION OF CLASS C ORDINARY SHARES

1.1          Subscription and Issuance of Class C Ordinary Shares. Pursuant to the terms and subject to the conditions of this Agreement, the Subscriber agrees to subscribe for, and the Company agrees to issue to the Subscriber, up to 75,000 Class C Ordinary Shares with the rights, restrictions, preferences and privileges set forth in Exhibit A hereto (the “Subscribed Shares”) at a per share price equal to the average closing price of US$1.193 of the Company’s American depositary shares (the “ADSs”) for the 30 trading days up to and including November 28, 2022, adjusted by the ADS-to-share ratio. Each ADS represents 375 Class A ordinary shares of the Company.

1.2          Payment and Delivery. Upon the receipt of the subscription price in immediately available cash, the Company shall (i) update the register of members of the Company (the “Register of Members”) reflecting the issuance of the corresponding number of Subscribed Shares, and (ii) if requested by the Subscriber, deliver a duly executed share certificate in original form, registered in the name of the Subscriber upon request by the Subscriber, together with a certified true copy of the Register of Members of the Company, evidencing the Subscribed Shares being issued to and registered in the name of the Subscriber. The closing of the transactions contemplated by this Agreement, including payment for and delivery of the Register of Members and the share certificate representing the Subscribed Shares, will occur at the office of the Company immediately following the execution of this Agreement, or at such other time and place as the Parties may mutually agree. The date on which the closing actually takes place is referred to in this Agreement as the “Closing Date.”

1.3          Legends. The Register of Members and the share certificate representing the Subscribed Shares shall be endorsed with the following legends:

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (AS AMENDED, THE “ACT”) OR UNDER THE SECURITIES LAWS OF ANY STATE. THIS SECURITY MAY NOT BE TRANSFERRED, SOLD OR OFFERED FOR SALE: (A) IN THE ABSENCE OF (1) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, OR (2) AN EXEMPTION OR QUALIFICATION UNDER APPLICABLE SECURITIES LAWS. ANY ATTEMPT TO TRANSFER OR SELL THIS SECURITY IN VIOLATION OF THESE RESTRICTIONS SHALL BE VOID.

1.

THESE CLASS C ORDINARY SHARES HAVE SPECIAL VOTING RIGHTS AS SET FORTH IN A SHARE SUBSCRIPTION AGREEMENT, DATED __________, 2022, ENTERED INTO BY AND BETWEEN FANGDD NETWORK GROUP LTD. AND ZX INTERNATIONAL LTD.”

Article 2

REPRESENTATIONS AND WARRANTIES

2.1           Representations and Warranties of the Subscriber. The Subscriber hereby represents and warrants to the Company, as of the date hereof and as of the Closing Date, as follows:

(a)            Authority. The Subscriber has full power and authority to enter into, execute and deliver this Agreement and each agreement, certificate, document and instrument to be executed and delivered by the Subscriber pursuant to this Agreement and to perform its obligations hereunder and thereunder.

(b)            Valid Agreement. This Agreement has been duly executed and delivered by the Subscriber and constitutes the legal, valid and binding obligation of the Subscriber, enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)            Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental entity or court to which the Subscriber is subject, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of or creation of an encumbrance under, or create in any party the right to accelerate, terminate, modify, or cancel, any agreement, contract, lease, license, instrument, or other arrangement to which the Subscriber is a party or by which the Subscriber is bound or to which any of the Subscriber’s assets are subject. There is no action, suit or proceeding, pending or threatened against the Subscriber that questions the validity of this Agreement or the right of the Subscriber to enter into this Agreement or to consummate the transactions contemplated hereby.

(d)            Consents and Approvals. Neither the execution and delivery by the Subscriber of this Agreement, nor the consummation by the Subscriber of any of the transactions contemplated hereby or thereby, nor the performance by the Subscriber of this Agreement in accordance with its terms requires the consent, approval, order or authorization of, or registration with, or the giving of notice to, any governmental or public body or authority or any third party, except such as have been or will have been obtained, made or given on or prior to the Closing Date.

(e)            Sophisticated Investor. The Subscriber is a sophisticated investor with knowledge and experience in financial and business matters such that the Subscriber is capable of evaluating the merits and risks of its subscription of the Subscribed Shares. The Subscriber is able to bear the economic risks of the subscription and can afford a complete loss of such subscription. The Subscriber acknowledges and affirms that, with the assistance of its advisors, it has conducted and completed its own investigation, analysis and evaluation related to the subscription of the Subscribed Shares.

(f)             Not U.S. Person. The Subscriber is not a “U.S. person” as defined in Rule 902 of Regulation S.

(g)            Restricted Securities. The Subscriber acknowledges that the Subscribed Shares are “restricted securities” that have not been registered under the Securities Act or any applicable state securities law. The Subscriber further acknowledges that, absent an effective registration under the Securities Act, the Subscribed Shares may only be offered, sold or otherwise transferred (i) to the Company, or (ii) pursuant to an exemption from registration under the Securities Act.

2.

2.2           Representations and Warranties of the Company. The Company hereby represents and warrants to the Subscriber, as of the date hereof and as of the Closing Date, as follows:

(a)            Due Formation. The Company is a company duly incorporated as an exempted company with limited liability, validly existing and in good standing under the laws of the Cayman Islands. The Company has all requisite power and authority to carry on its business as it is currently being conducted.

(b)            Authority. The Company has full power and authority to enter into, execute and deliver this Agreement and each agreement, certificate, document and instrument to be executed and delivered by the Company pursuant to this Agreement and to perform its obligations hereunder and thereunder. The execution and delivery by the Company of this Agreement and the performance by the Company of its obligations has been duly authorized by all requisite actions on its part.

(c)            Valid Agreement. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligations of the Company, enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(d)            Due Issuance of the Subscribed Shares. The Subscribed Shares have been duly authorized and, when issued and delivered to and paid for by the Subscriber pursuant to this Agreement, will be validly issued, fully paid and non-assessable and free and clear of any pledge, mortgage, security interest, encumbrance, lien, charge, assessment, title defect, right of first refusal, right of pre-emption, third party right or interest, claim or restriction of any kind or nature (collectively the “Encumbrances”), except for restrictions arising under the Securities Act or created by virtue of this Agreement, and upon delivery and entry into the Register of Members of the Company will transfer to the Subscriber good and valid title to the Subscribed Shares.

(e)            Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby and thereby, will (i) violate any provision of the organizational documents of the Company or violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental entity or court to which the Company is subject, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of or creation of an encumbrance under, or create in any party the right to accelerate, terminate, modify, or cancel, any agreement, contract, lease, license, instrument, or other arrangement to which the Company is a party or by which the Company is bound or to which any of the Company’s assets is subject. There is no action, suit or proceeding, pending or threatened against the Company that questions the validity of this Agreement or the right of the Company to enter into this Agreement or to consummate the transactions contemplated hereby.

(f)             Consents and Approvals. Neither the execution and delivery by the Company of this Agreement, nor the consummation by the Company of any of the transactions contemplated hereby and thereby, nor the performance by the Company of this Agreement in accordance with its terms requires the consent, approval, order or authorization of, or registration with, or the giving notice to, any governmental or public body or authority or any third party, except such as have been or will have been obtained, made or given on or prior to the Closing Date.

3.

Article 3

MISCELLANEOUS

3.1          Governing Law; Arbitration. This Agreement shall be governed and interpreted in accordance with the laws of the Cayman Islands. Any dispute arising out of or relating to this Agreement, including any question regarding its existence, validity or termination (“Dispute”) shall be referred to and finally resolved by arbitration at the Hong Kong International Arbitration Centre in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules then in force. There shall be three arbitrators. Each Party has the right to appoint one arbitrator and the third arbitrator shall be appointed by the Hong Kong International Arbitration Centre. The language to be used in the arbitration proceedings shall be English. Each of the Parties irrevocably waives any immunity to jurisdiction to which it may be entitled or become entitled (including without limitation sovereign immunity, immunity to pre-award attachment, post-award attachment or otherwise) in any arbitration proceedings and/or enforcement proceedings against it arising out of or based on this Agreement or the transactions contemplated hereby.

3.2          Amendment. This Agreement shall not be amended, changed or modified, except by another agreement in writing executed by the Parties hereto.

3.3          Binding Effect. This Agreement shall inure to the benefit of, and be binding upon, each of the Company and the Subscriber and their respective heirs, successors and permitted assigns and legal representatives.

3.4          Assignment. Neither this Agreement nor any of the rights, duties or obligations hereunder may be assigned by the Company or the Subscriber without the express written consent of the other Party, except that the Subscriber may assign all or any part of his rights and obligations hereunder to any affiliate controlled by the Subscriber without the consent of the Company, provided that no such assignment shall relieve the Subscriber of its obligations hereunder if such assignee does not perform such obligations. Any purported assignment in violation of the foregoing sentence shall be null and void.

3.5          Entire Agreement. This Agreement constitutes the entire understanding and agreement between the Parties with respect to the matters covered hereby, and all prior agreements and understandings, oral or in writing, if any, between the Parties with respect to the matters covered hereby are merged and superseded by this Agreement.

3.6          Severability. If any provisions of this Agreement shall be adjudicated to be illegal, invalid or unenforceable in any action or proceeding whether in its entirety or in any portion, then such provision shall be deemed amended, if possible, or deleted, as the case may be, from the Agreement in order to render the remainder of the Agreement and any provision thereof both valid and enforceable, and all other provisions hereof shall be given effect separately therefrom and shall not be affected thereby.

3.7          Execution in Counterparts. For the convenience of the Parties and to facilitate execution, this Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute but one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

4.

In Witness Whereof, the Parties have caused this Agreement to be executed as of the day and year first above written.

COMPANY:

FANGDD NETWORK GROUP LTD.

By:	/s/ Jiaorong Pan
Name: Jiaorong Pan
Title: Director and Chief Operating Officer

Signature Page to Share Subscription Agreement

In Witness Whereof, the Parties have caused this Agreement to be executed as of the day and year first above written.

SUBSCRIBER:

ZX INTERNATIONAL LTD

By:	/s/ Xi Zeng
Name: Xi Zeng
Title: Director

Signature Page to Share Subscription Agreement

EXHIBIT A

Rights of Class C Ordinary Shares

1.	Holders of Class C Ordinary Shares shall at all times vote together with holders of Class A Ordinary Shares and Class B Ordinary Shares as one class on all resolutions submitted to a vote by the Shareholders. Each Class C Ordinary Share shall only entitle the holder thereof to 10,000 votes on matters subject to vote at general meetings of the Company, except that the Company shall only amend, alter, modify or change the rights, restrictions, preferences or privileges of Class C Ordinary Shares, whether set forth in the Memorandum of Association of the Company, the Articles of Association of the Company or herein, with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a Special Resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

2.	Each Class C Ordinary Share is convertible into one (1) Class A Ordinary Share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class C Ordinary Share by delivering a written notice to the Company that such holder elects to convert a specified number of Class C Ordinary Shares into Class A Ordinary Shares.

3.	Any number of Class C Ordinary Shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A Ordinary Shares upon the occurrence of any of the following:

(a)	any sale, transfer, assignment or disposition of such number of Class C Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class C Ordinary Shares through voting proxy or otherwise to any person that is not an Affiliate of such holder;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class C Ordinary Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party that is not an Affiliate of the holder holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class C Ordinary Shares, in which case all the related Class C Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares; or

(b)	the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class C Ordinary Shares that is an entity to any person that is not an Affiliate of such holder;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on the issued and outstanding voting securities or the assets of a holder of Class C Ordinary Shares that is an entity to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this clause (b) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party that is not an Affiliate of the holder holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related issued and outstanding voting securities or the assets;

(c)	Mr. Xi Zeng ceasing to be the ultimate beneficial owner of at least 80,698,283 Class A Ordinary Shares (on an as-if-converted basis) at any time; or

(d)	Mr. Xi Zeng being permanently unable to attend board meetings and manage the business affairs of the Company as a result of incapacity solely due to his then physical and/or mental condition (which, for avoidance of doubt, does not include any confinement against his will).

4.	Any conversion of Class C Ordinary Shares into Class A Ordinary Shares shall be effected by means of the re-designation of each relevant Class C Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective forthwith upon entries being made in the Register to record the re-designation of the relevant Class C Ordinary Shares as Class A Ordinary Shares.

5.	Class A Ordinary Shares are not convertible into Class C Ordinary Shares under any circumstances.

6.	Save and except for the special voting rights and conversion rights as set out above, the Class A Ordinary Shares, the Class B Ordinary Shares and the Class C Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

7.	Capitalized terms that are not defined herein shall have the meaning ascribed to them under the Memorandum of Association and Articles of Association of the Company.